Exhibit 99.2

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1984 SENIOR STAFF SHARE OPTION SCHEME

3. Period of return:

From	1 JULY 2003	To	31 DECEMBER 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

431,654

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

431,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 2,900,000 £1 ORDINARY SHARES ON 19 AUGUST 1994

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,200,376

Contact for queries

Name	ADAM WESTLEY

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5052

Person making the return

Name	ADAM WESTLEY

Position	ASSISTANT COMPANY SECRETARY